SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 1, 2010

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated September 1, 2010, entitled “Syneron Appoints New Chief Financial Officer.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: September 1, 2010

Syneron Appoints New Chief Financial Officer

YOKNEAM, ISRAEL--(Marketwire - September 1, 2010) - Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, announced today that Asaf Alperovitz has been appointed Chief Financial Officer, effective immediately. Mr. Alperovitz succeeds Fabian Tenenbaum, who will transition to a new position heading strategic projects and activities for Shimon Eckhouse, co-founder of Syneron and Chairman of the Board of Directors.

Louis P. Scafuri, Chief Executive Officer, commented, "We are pleased to welcome Asaf to the Syneron team. He has a strong background as a public company CFO, including relevant experience with two global companies operating in many of the same markets as Syneron. This will allow him to quickly grasp Syneron's business model and market dynamics. In addition, Asaf possesses deep manufacturing and operational expertise, which will be valuable as we continue to benefit from the Candela merger and the growing scale of our businesses."

Mr. Scafuri concluded, "I would like to thank Fabian for his contributions to Syneron in his roles as Vice President of Business Development and Chief Financial Officer. He successfully led the Company's financial management and controls during a difficult period for the industry and was integral in the company's recent merger with Candela. His efforts have put the Company in an excellent financial condition and I would like to wish him the best in his new position working with Shimon."

Prior to joining Syneron, Mr. Alperovitz was Chief Financial Officer of OMRIX Biopharmaceuticals, a NASDAQ-listed company until it was acquired by Johnson & Johnson in December 2008. The last position Mr. Alperovitz held at OMRIX, which currently operates as a stand-alone entity reporting through Johnson & Johnson's ETHICON, Inc. division, was the position of the Israeli Site Manager. From 2005 to 2008, Mr. Alperovitz was Chief Financial Officer of Tefron LTD, which was listed on the New York and Tel-Aviv Stock Exchanges. From 2003 to 2005, Mr. Alperovitz was Chief Financial Officer of Corigin Ltd. Mr. Alperovitz is a Certified Public Accountant and previously held several management positions with Ernst & Young in Israel and the United States. He holds a Bachelor's degree in Accounting and Economics and a Master's degree in Business Administration from Tel-Aviv University.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Additional information can be found at www.syneron.com.

Contacts:
Fabian Tenenbaum
+ 972 73 244 2283
Email: fabiant@syneron.com

Nick Laudico / Zack Kubow
The Ruth Group
646-536-7030 / 7020
Email: nlaudico@theruthgroup.com / zkubow@theruthgroup.com